UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

TELEMIG CELULAR PARTICIPAÇOES S.A.

(Name of Issuer)

Preferred Shares, without par value
American Depositary Shares,
each representing two Preferred Shares

(Title of Class of Securities)

87944E105 (American Depositary Shares)

(CUSIP Number)

Martijn Warmerdam
Flevolaan 41A
1411 KC NAARDEN
P.O. Box 5081
1410 AB NAARDEN
The Netherlands
+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Alex Bafi, Esq.

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom
+44 20 7374 8000

January 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP III B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Fund III C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. Aviva Group Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. Aviva International Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. Aviva Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. Aviva International Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. CGU International Holdings B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delta Lloyd N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,073,630(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,073,630(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.86% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares, of Telemig Celular Participaçoes S.A. Effective August 17, 2007 the ratio of American Depositary Shares to Preferred Shares of Telemig Celular Participações changed from 20,000 : 1 to 2 :1, as a result of a simultaneous 10,000 : 1 reverse split in the Brazilian market.

(2) The calculation of the foregoing percentage is based on 23,411,302 Preferred Shares of Telemig Celular Participaçoes S.A. outstanding as of December 3, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008.

Item 1.	Security and Issuer

This Amendment No. 8 to the statement on Schedule 13D (this “Amendment”) filed with the Securities and Exchange Commission on November 16, 2006, as amended on January 19, 2007, February 2, 2007, March 19, 2007, October 9, 2007, December 20, 2007, May 23, 2008 and October 17, 2008, relates to 1,036,815 American Depositary Shares, representing 2,073,630 Preferred Shares (the “Shares”) of Telemig Celular Participaçoes S.A.  (the “Company”).  The Company’s principal offices are located at Rua Levindo Lopes, 258 – Funcionários, Cep: 30.140-170 - Belo Horizonte (MG) - Brazil.

Item 2.	Identity and Background

(a), (b) and (c) This Amendment is being filed jointly by (i) Aviva plc, a public limited company organized under the laws of England and Wales, (ii) Aviva Group Holdings Limited, a limited liability company organized under the laws of England and Wales; (iii) Aviva International Insurance Limited, a limited liability company organized under the laws of England and Wales; (iv) Aviva Insurance Limited, a limited liability company organized under the laws of Scotland; (v) Aviva International Holdings Limited, a limited liability company organized under the laws of England and Wales; (vi) CGU International Holdings B.V., a limited liability company organized under the laws of The Netherlands; (vii) Delta Lloyd N.V., a limited liability company organized under the laws of The Netherlands; (viii) Cyrte Investments B.V. (“Cyrte Investments”), a limited liability company organized under the laws of The Netherlands;  (ix) Cyrte Investments GP III B.V. (“Cyrte Investments GP”), a limited liability company organized under the laws of The Netherlands; and (x) Cyrte Fund III C.V. (“Cyrte Fund”), a limited partnership organized under the laws of The Netherlands (collectively, the “Reporting Persons”).  Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited and CGU International Holdings B.V. are referred to herein as the “Aviva Reporting Persons”.

Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited.  Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited.  Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited.  Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited.  Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V.  CGU International Holdings B.V. owns 92% of the outstanding share capital of Delta Lloyd N.V. Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments. Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP.  Cyrte Investments GP is the general partner of Cyrte Fund.

The name, business address, business activity and present principal occupation or employment of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

The principal business of each of the Aviva Reporting Persons and Delta Lloyd N.V. is insurance services. The principal business of Cyrte Investments is investment management.  Cyrte Investments GP’s principal business is to act as the general partner of Cyrte Fund.  Cyrte Fund is an investment fund; its principal business is to invest in listed and non-listed equity securities in the technology, media and telecommunication sectors.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director or general partner of the Reporting Persons who is a natural person is set forth in Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
Cyrte Investments GP purchased American Depositary Shares, each representing 2 Shares, in the open market as set out in Schedule II herein.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares of the Company for investment purposes.  The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.  The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through

(j) of Item 4 of Schedule 13D.

Except as described in this Amendment, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 9, 2008 there were 23,411,302 Shares outstanding as of December 3, 2008.  Cyrte Investments GP directly owns interests in 2,073,630 Shares, which represent 8.86% of the Shares outstanding as of December 3, 2008.  None of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund directly own any Shares.  However each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Shares directly owned by Cyrte Investments GP by virtue of the fact that: Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited,  Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited,  Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited,  Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited,  Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V.,  CGU International Holdings B.V. owns 92% of the outstanding share capital of Delta Lloyd N.V., Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments, Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP and  Cyrte Investments GP is the general partner of Cyrte Fund.  Each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund disclaims beneficial ownership of such Shares for all other purposes.

(c) During the past 60 days, none of the Reporting Persons has bought, sold or otherwise received additional Shares of the Company except in the transaction described in Item 3 hereto, or in Schedule II attached hereto, which is incorporated herein by reference.

(d) The limited partners of Cyrte Fund, being CFI Invest C.V., Delta Lloyd Levensverzekering N.V., Stichting Pensioenfonds ABP, and PGGM will have the benefit of any dividends from, or proceeds from the sale of, the Shares of the Company owned by Cyrte Investments GP, subject to certain fee arrangements.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1

Agreement of Joint Filing among Cyrte Investments B.V., Cyrte Investments GP III B.V., Cyrte Fund III C.V., Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited, CGU International Holdings B.V. and Delta Lloyd N.V., dated as of February 5, 2009.

Exhibit 99.2	Power of Attorney dated October 14, 2008 granting power of attorney to Pien Stevens, Huug Laoh and Peter van den Dam to sign on behalf of Delta Lloyd N.V.

Exhibit 99.3

Power of Attorney dated January 1, 2009 granting power of attorney to Graham Jones, Kirsty Cooper, April Commons, Angus Eaton, Richard Spicker and Timothy Vickers to sign on behalf of Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited and Aviva International Holdings Limited.

Exhibit 99.4	Power of Attorney dated January 8, 2009 granting power of attorney to Graham Jones, Kirsty Cooper, April Commons and Angus Eaton to sign on behalf of CGU International Holdings B.V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2009
Date
/s/ Martijn Warmerdam
Signature Cyrte Investments B.V., by Martijn Warmerdam, attorney-in-fact*

February 5, 2009
Date
/s/ Martijn Warmerdam
Signature Cyrte Investments GP III B.V., by Martijn Warmerdam, attorney-in-fact*

February 5, 2009
Date
/s/ Martijn Warmerdam
Signature Cyrte Fund III C.V., by Martijn Warmerdam, attorney-in-fact*

February 5, 2009
Date
/s/ April Commons
Signature Aviva plc, by April Commons, attorney-in-fact**

February 5, 2009
Date
/s/ April Commons
Signature Aviva Group Holdings Limited, by April Commons, attorney-in-fact**

February 5, 2009
Date
/s/ April Commons
Signature
Aviva International Insurance Limited, by April Commons, attorney-in-fact**

February 5, 2009
Date
/s/ April Commons
Signature
Aviva Insurance Limited, by April Commons, attorney-in-fact**

February 5, 2009
Date
/s/ April Commons
Signature
Aviva International Holdings Limited, by April Commons, attorney-in-fact**

February 5, 2009
Date
/s/ April Commons
Signature
CGU International Holdings B.V., by April Commons, attorney-in-fact***

February 5, 2009
Date
/s/ Huug Laoh
Signature
Delta Lloyd N.V., by Huug Laoh, attorney-in-fact****

* Signed pursuant to power of attorney, dated August 26, 2008, included as Exhibit 99.2 to Amendment No. 7 to the statement on Schedule 13D filed with the Securities and Exchange Commission on October 17, 2008 by the Reporting Persons and incorporated herein by reference.

** Signed pursuant to power of attorney, dated January 1, 2009, and included as Exhibit 99.3 to this Amendment No. 8 to the statement on Schedule 13D.

*** Signed pursuant to power of attorney, dated January 8, 2009, and included as Exhibit 99.4 to this Amendment No. 8 to the statement on Schedule 13D.

**** Signed pursuant to power of attorney, dated October 14, 2008, and included as Exhibit 99.2 to this Amendment No. 8 to the statement on Schedule 13D.

SCHEDULE I

The name, business address, business activity, present principal occupation or employment and, if a natural person, citizenship of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

Cyrte Investments B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Botman, Franciscus Johannes	Flevolaan 41A, 1411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Director (bestuurder) and Chairman of Management Board	Director (bestuurder)	The Netherlands
Aardoom, Japhet Pieter	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Otto, Alex Hendrikus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Kok, Petrus Jacobus Wilhelmus Gerardus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Krant, Joop	Dreeftoren 5th floor Haaksbergweg 11 1101 BP Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands

Cyrte Investments GP III B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; sole director (bestuurder) of Cyrte Investments GP III B.V.	Not applicable

Cyrte Fund III C.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments GP III B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; general partner of Cyrte Fund III C.V.	Not applicable

Aviva plc

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Arora, Nikesh	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United States
Dik, Wim	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	The Netherlands
Francis, Mary Elizabeth	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Goeltz, Richard Karl	St Helen’s, 1 Undershaft, London EC3P 3DQ	Senior Independent Director	Senior Independent Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Piwnica, Carole	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Belgium
Scott, Philip Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sharman, Colin Morven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Chairman	Chairman	United Kingdom
Walls, John Russell Fotheringham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Machell, Simon Christopher	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Ainley, John David	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Godlasky, Thomas Charles	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United States
Dromer, Alain Henri Pierre	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	France
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United States
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	India
Mackenzie, Amanda Felicity	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Wheway, Jonathan Scott	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Moneta, Andrea	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	Italy
Goh, Euleen Yiu Kiang	St Helen’s, 1 Undershaft London EC3P 3DQ	Non exec. Director	Non exec. Director	Singapore

Aviva Group Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva International Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Mayer, Igal Mordeciah	Pitheavlis, Perth PH2 0NH	Director	Director	United States
Moss, Andrew John	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Sahay, Anupam	Pitheavlis, Perth PH2 0NH	Director	Director	India
Scott, Philip Gordon	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom

Aviva International Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

CGU International Holdings B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Harris, Timothy	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Jones, Edward Graham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Watson, David Kenneth	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

SCHEDULE II

All of the American Depositary Shares of the Company acquired as described in the table below were acquired by Cyrte Investments GP in open market transactions.

Trade Date	American Depositary Shares Acquired or Sold	Share Price (USD)
December 10, 2008	2,000	31.7418
December 12, 2008	1,100	31.3282
December 15, 2008	1,000	30.7929
December 16, 2008	10,000	30.8700
December 18, 2008	5,000	29.4199
December 19, 2008	6,303	29.0148
December 22, 2008	4,811	29.6428
December 29, 2008	706	29.1893
December 30, 2008	2,403	29.5455
December 31, 2008	777	29.2694
January 12, 2009	3,546	29.5430
January 13, 2009	800	30.0625
January 14, 2009	5,000	29.0878
January 16, 2009	3,800	30.0000
January 20, 2009	16,854	29.9821
January 21, 2009	15,918	30.4968
January 29, 2009	20,000	32.5000
January 30, 2009	204	31.9412